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                            June 24, 2022

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District
       Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted June 3,
2022
                                                            CIK No. 0001879754

       Dear Mr. Miao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 filed Jine 3, 2022

       Overview, page 3

   1. We note your response and revised disclosure in response to our comment 10. Please revise your similar
disclosure on page 92 to reflect the most recent year the Chinese economy grew by 10% or
more.
       Contractual Arrangements with the VIEs and Their Shareholders, page 5

   2. We note your response and revised disclosure in response to our comment 11. Please make similar revision
throughout your prospectus and in each instance in which you mention "control...of
your VIEs," such as on pages 1, 7, 13 and 39.
 Qiwei Miao
EShallGo Inc.
June 24, 2022
Page 2
Global Brand Market of Copier Industry for 2019-2021, page 95

3. We note your response to comment 22 and your indication that company-specific data is indicative of the market size and development trend of this sector. Considering you present trends in the global copier market as a whole elsewhere in this discussion, company-specific data appears to be unnecessary and lacks appropriate context. Revise to remove this disclosure.
Our Background, page 104

4. We note your response and revised disclosure in response to our comment 21. However, we note your disclosures on pages 3 and 93 that "EShallGo has completed the initial setup of e-commerce and national service outlets and gained initial success in the market." Please amend your disclosures throughout your filing to clearly and explicitly disclose that your e-commerce business and related platform are not yet operational.
Description of Share Capital, page 153

5. We note your written response to our comment 23. We also note your revised disclosure on page 154 third paragraph that states, "Furthermore, future issuances of Class B
         Ordinary Shares will be likely dilutive to Class A ordinary
shareholders, and ...    Please
         revise to state that the issuance of Class B Ordinary Shares will be dilutive instead of likely dilutive." Also, where you discuss the disparate voting rights of Class A and Class
         B Ordinary Shares state, if true, that such shares will vote together on matters presented to
         Ordinary Shareholders.
General

6. We note your revisions to your filing in response to comment 8. We note you refer to your
         PRC counsel but do not consistently identify your PRC counsel by name. Please ensure that when your refer to your PRC counsel that you identify that your counsel is the Beijing
         Docvit Law Firm, if true.
       You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264
with any questions.



FirstName LastNameQiwei Miao                                   Sincerely,
Comapany NameEShallGo Inc.
                                                               Division of
Corporation Finance
June 24, 2022 Page 2                                           Office of Trade
& Services
FirstName LastName